FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 29, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Amendments to the June 8th, 2004 Memorandum of Agreement

(This document has been posted on the Euro Disney SCA web site)

(Terms used herein have the meaning ascribed to them in the June 8th, 2004 Memorandum of Agreement)

1.               Clause 3.7 of the MOA shall be amended to provide with effect from the Effective Date (subject to the proviso at the end of this paragraph 1)) that (i) the interest rate payable pursuant to the Phase IA Credit Facility Agreement, the Phase IB Credit Facility Agreement and Tranche C of the Phase IB Advances will be increased as set forth in Exhibit 1 below and that (ii) the interest rate applicable to a € 48,300,000 principal amount due under the CDC Ordinary Loans and CDC Participatifs Loans will be increased as set forth in Exhibit 1 below; provided that interest accrued from the Effective Date at the increased interest rates shall be paid for the first time on the fifth day following the Share Capital Increase Date and thereafter on each interest payment date;

2.               Clause 3.7 of the MOA shall be amended to provide that the final repayment date under the Phase IB Credit Facility Agreement and Tranche C of Phase IB Advances shall be 5 November 2012;

3.               The second paragraph of Clause 7.1.1 of the MOA shall be amended by the substitution of “30 September 2004” for “the expiry of the said one month period”;

4.               The proviso to the third paragraph of Clause 7.1.1 of the MOA shall be amended as follows: “provided that the amount outstanding thereunder shall at no time fall below € 120 million and shall be reduced to € 110 million as at the Effective Date, the € 10 million shortfall being permanently forgiven by TWDC as at the Effective Date.”;

5.               Clause 7.4 of the MOA shall be amended by the substitution of “1 December 2004” for “1 November 2004”;

6.               Other provisions of the MOA shall be amended as set forth in Exhibit 1 below; and

7.               The definition of “Effective Date” contained in the MOA shall be amended by the substitution of “1 December 2004” for “1 November 2004” in the last paragraph of such definition.

Exhibit 1

Interest

Margin over Euribor shall be increased to 300 bps on the Phase IA Credit Facility Agreement, the Phase IB Credit Facility Agreement and Tranche C of the IB Partners’ Advances

Interest rates applicable to principal amount of € 48.3 m due on CDC ordinary and participatifs loans shall be increased by 200 bps.

Call Protection

From January 1, 2005 until December 31, 2007, prepayment under the Phase IA Credit Facility Agreement, the Phase IB Credit Facility Agreement and Tranche C of the IB Partners’ Advances can be made, in whole only, at the following percentages of the then outstanding principal:

From January 1, 2005 until December 31, 2005: 103%;

From January 1, 2006 until December 31, 2006: 102%; and

From January 1, 2007 until December 31, 2007: 101%.

Standby Revolving Credit Facility

As of the Effective Date, € 10 m principal amount will be permanently forgiven under the Standby Revolving Credit Facility (it being understood that this will not affect references to the amount of €110m, which will remain unchanged in Article 3.5 of the MOA relating to the Standby Revolving Credit Facility).

CDC 2nd gate loan interest	CDC 2nd gate loan interest in the amount of € 2.5 m per year from Financial Year 2005 to Financial Year 2012 will be permanently forgiven.

Clause 7.8 of MOA

“In the event of the Share Capital Increase Realisation and with effect from the Share Capital Increase Date:

In consideration of TWDC’s participation in the Euro Disney Group’s financial restructuring, each of the Creditors hereby waives all rights, claims, or causes of action which it may now or hereafter have against TWDC or any of its officers, directors or employees by reason of any act or omission prior to the Signature Date in respect of Euro Disneyland in France (as defined in the Master Agreement), except where such right, claim or cause of action arises out of (a) a willful or fraudulent misrepresentation or (b) faute lourde (gross negligence) or (c) activities constituting a délit or a crime under French law, of TWDC or of the relevant officer, director or employee; and

Each of the Creditors acknowledges and agrees that neither TWDC nor any of its officers, directors or employees is or will be considered, by reason of participating in any transaction comprised in the Euro Disney Group’s financial restructuring, to be a guarantor of or surety for Euro Disney under the Bank Debt Agreements. This paragraph shall not be interpreted as a limitation of the terms and provisions of the previous paragraph.”

Restructuring Fee	Article 7.2.1 of the MOA shall be amended by the substitution of “1%” for “0.80%”, “0.25% for “0.20%” and “0.75%” for “0.60%”.
Increased Security

The Company will endeavor to provide additional security in the form of an extension of the existing mortgage security on the ACP assets until 2012, provided, however, that this effort does not result in any additional cost exceeding € 100,000 (e.g. registration duties, notary fees, etc.).

This document is not an offer to sell nor a solicitation to buy any securities in the rights offering and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.  The rights offering will be made only by means of an offering document complying with the applicable securities laws of the jurisdiction or jurisdictions in which such rights offering shall be made. The securities offered in the rights offering have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or in any other jurisdiction absent registration, an applicable exemption from registration requirements or qualification under the applicable securities laws of such jurisdiction.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.

Date: September 29, 2004

By:	/s/ DIANE FUSCALDO
Name:	Diane Fuscaldo
Title:	Director Corporate Controllership